UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 26, 2024

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exchange release

26 February 2024

BMO Global Metals, Mining & Critical Minerals Conference

BHP CEO, Mike Henry, will present at the Bank of America Securities 2024 Global Metals, Mining & Critical Minerals Conference today in Miami, USA at 8:00am Eastern Standard Time.

A copy of the presentation slides is attached.

The presentation slides and a transcript of Mike’s speech will be available on BHP’s website shortly after the presentation at: https://www.bhp.com/investors/presentations-events.

Authorised for release by Stefanie Wilkinson, Group Company Secretary.

Contacts

Media	Investor Relations

media.relations@bhp.com	investor.relations@bhp.com

Australia and Asia	Australia and Asia

Gabrielle Notley	John-Paul Santamaria
+61 411 071 715	+61 499 006 018

Europe, Middle East and Africa	Europe, Middle East and Africa

Neil Burrows	James Bell
+44 7786 661 683	+44 7961 636 432

Americas	Americas

Renata Fernandaz	Monica Nettleton
+56 9 8229 5357	+1 (416) 518-6293

BHP Group Limited

ABN 49 004 028 077
LEI WZE1WSENV6JSZFK0JC28
Registered in Australia
Level 18, 171 Collins Street
Melbourne
Victoria 3000 Australia
Tel: +61 1300 55 4757 Fax: +61 3 9609 3015

BHP Group is headquartered in Australia

bhp.com

BHP BMO Global Metals, Mining & Critical Minerals Conference Mike Henry, Chief Executive Officer Escondida

Disclaimer 26 February 2024 2 BMO Global Metals, Mining & Critical Minerals Conference The information in this presentation is current as at 26 February 2024. It is in summary form and is not necessarily complete. It should be read together with the BHP Results for the half year ended 31 December 2023. Forward-looking statements This presentation contains forward-looking statements, which involve risks and uncertainties. Forward-looking statements include all statements other than statements of historical or present facts, including: statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; global market conditions; guidance; reserves and resources and production forecasts; expectations, plans, strategies and objectives of management; our expectations, commitments, targets, goals and objectives with respect to social value or sustainability; climate scenarios; approval of certain projects and consummation of certain transactions; closure, divestment, acquisition or integration of certain assets, operations or facilities (including associated costs or benefits); anticipated production or construction commencement dates; capital expenditure or costs and scheduling; operating costs, and supply of materials and skilled employees; anticipated productive lives of projects, mines and facilities; the availability, implementation and adoption of new technologies; provisions and contingent liabilities; and tax, legal and other regulatory developments. Forward-looking statements may be identified by the use of terminology, including, but not limited to, ‘intend’, ‘aim’, ‘ambition’, ‘aspiration’, ‘goal’, ‘target’, ‘prospect’, ‘project’, ‘see’, ‘anticipate’, ‘estimate’, ‘plan’, ‘objective’, ‘believe’, ‘expect’, ‘commit’, ‘may’, ‘should’, ‘need’, ‘must’, ‘will’, ‘would’, ‘continue’, ‘forecast’, ‘guidance’, ‘outlook’, ‘trend’ or similar words. These statements discuss future expectations or performance, or provide other forward-looking information. Forward-looking statements are based on management’s expectations and reflect judgements, assumptions, estimates and other information available as at the date made. BHP cautions against reliance on any forward-looking statements. These statements do not represent guarantees or predictions of future financial or operational performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. For example, our future revenues from our assets, projects or mines described in this presentation will be based, in part, on the market price of the commodities produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing assets. In addition, there are limitations with respect to scenario analysis, including any climate-related scenario analysis, and it is difficult to predict which, if any, of the scenarios might eventuate. Scenario analysis is not an indication of probable outcomes and relies on assumptions that may or may not prove to be correct or eventuate. Other factors that may affect the actual construction or production commencement dates, revenues, costs or production output and anticipated lives of assets, mines or facilities include our ability to profitably produce and deliver the products extracted to applicable markets; the impact of economic and geopolitical factors, including foreign currency exchange rates on the market prices of the commodities we produce and competition in the markets in which we operate; activities of government authorities in the countries where we sell our products and in the countries where we are exploring or developing projects, facilities or mines, including increases in taxes and royalties or implementation of trade or export restrictions; changes in environmental and other regulations; political or geopolitical uncertainty; labour unrest; weather, climate variability or other manifestations of climate change; and other factors identified in the risk factors discussed in section 8.1 of the Operating and Financial Review (OFR) in the BHP Annual Report 2023 and BHP’s filings with the U.S. Securities and Exchange Commission (the ‘SEC’) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov. Except as required by applicable regulations or by law, BHP does not undertake to publicly update or review any forward-looking statements, whether as a result of new information or future events. Past performance cannot be relied on as a guide to future performance. Presentation of data Unless expressly stated otherwise: variance analysis relates to the relative performance of BHP and/or its operations during the half year ended 31 December 2023 compared with the half year ended 31 December 2022; total operations refers to the combination of continuing and discontinued operations; continuing operations refers to data presented excluding Petroleum from the 2021 financial year onwards; references to Underlying EBITDA margin exclude third party trading activities; data from subsidiaries are shown on a 100% basis and data from equity accounted investments and other operations is presented, with the exception of net operating assets, reflecting BHP’s share; medium term refers to a five-year horizon, unless otherwise noted. Throughout this presentation, production volumes and financials for the operations from BHP’s acquisition of OZ Minerals Limited (OZL) during FY2023 are for the period of 1 May to 30 June 2023, whilst the acquisition completion date was 2 May 2023. Unless expressly stated otherwise, information and data in this presentation related to BHP’s social value or sustainability position or performance does not reflect BHP’s acquisition of OZL nor BHP’s interest in nonoperated assets. Due to the inherent uncertainty and limitations in measuring greenhouse gas (GHG) emissions under the calculation methodologies used in the preparation of such data, all GHG emissions data or references to GHG emissions (including ratios or percentages) in this presentation are estimates. Emissions calculation and reporting methodologies may change or be progressively refined over time resulting in the need to restate previously reported data. There may also be differences in the manner that third parties calculate or report GHG emissions compared to BHP, which means that third-party data may not be comparable to our data. For information on how we calculate our GHG emissions, refer to the BHP Scopes 1, 2 and 3 GHG Emissions Calculation Methodology 2023, available at bhp.com. Numbers presented may not add up precisely to the totals provided due to rounding. All footnote content (except in the Annexures) is contained on slide 20. Non-IFRS information We use various Non-IFRS information to reflect our underlying performance. For further information, the reconciliation of non-IFRS financial information to our statutory measures, reasons for usefulness and calculation methodology, please refer to ‘Non-IFRS financial information’ on pages 55 to 68 of the BHP Results for the half year ended 31 December 2023. No offer of securities Nothing in this presentation should be construed as either an offer or a solicitation of an offer to buy or sell BHP securities, in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP. No offer of securities shall be made in the United States absent registration under the U.S. Securities Act of 1933, as amended, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements. Reliance on third party information The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP. BHP and its subsidiaries In this presentation, the terms ‘BHP’, the ‘Company, the ‘Group’, ‘BHP Group’, ‘our business’, ‘organisation’, ‘we’, ‘us’, ‘our’ and ourselves’ refer to BHP Group Limited and, except where the context otherwise requires, our subsidiaries. Refer to note 30 ‘Subsidiaries’ of the Financial Statements in the BHP Annual Report 2023 for a list of our significant subsidiaries. Those terms do not include non-operated assets. This presentation covers BHP’s functions and assets (including those under exploration, projects in development or execution phases, sites and closed operations) that have been wholly owned and/or operated by BHP or that have been owned as a joint venture1 operated by BHP (referred to in this presentation as ‘operated assets’ or ‘operations’) during the period from 1 July 2023 to 31 December 2023. BHP also holds interests in assets that are owned as a joint venture but not operated by BHP (referred to in this presentation as ‘non-operated joint ventures’ or ‘non-operated assets’). Notwithstanding that this presentation may include production, financial and other information from non-operated assets, non-operated assets are not included in the BHP Group and, as a result, statements regarding our operations, assets and values apply only to our operated assets unless expressly stated otherwise. 1. References in this presentation to a ‘joint venture’ are used for convenience to collectively describe assets that are not wholly owned by BHP. Such references are not intended to characterise the legal relationship between the owners of the asset.

H1 FY24 performance 26 February 2024 3 BMO Global Metals, Mining & Critical Minerals Conference Half year dividend of 72 US cents per share Jansen Stage 2 approved; expected to deliver additional potash growth2 All assets on track to meet FY24 guidance1; BMA guidance revised Coworker tragically lost life in fatal incident at BMA in January 2024 Copper South Australia integrated and delivering value Copper South Australia Tighter, higher-quality metallurgical coal portfolio in BMA post divestments

Portfolio positively leveraged to megatrends 26 February 2024 4 BMO Global Metals, Mining & Critical Minerals Conference BHP portfolio shaped to compete in a complex, but opportunity-rich environment Traditional demand Attractive fundamentals Population growth Urbanisation Industrialisation Living standards Capital stock turnover $ $ $ End-to-end logistics Economies of scale Operational decarbonisation Operational productivity Managing labour challenges Cost competitiveness Steeper cost curves, margin expansion for best operators Climate-positive land use Decarbonising power Electrifying transport Electrifying buildings Decarbonising industry Decarbonisation Demand amplification, rising material intensity Lack of new discoveries Changing societal expectations Geological inflation Regulatory uncertainty Geopolitical risk Supply headwinds Tighter balances, durable inducement pricing

Growing value over multiple time horizons

A substantial, growing production base with significant long-term optionality

A strong pipeline of growth in execution and under study...


Illustrative timeline
FY24
FY25
FY26
FY27
FY28
FY29
FY30+[3]
Productivity initiatives
Major projects – medium term
Jansen Stage 1
Jansen Stage 2
WAIO growth to >305 Mtpa
Delivery of studies – longer term
WAIO growth up to 330 Mtpa
Chilean copper brownfield options[4]
Copper South Australia growth options[5]
Studies
Potential FID
Execution
Targeted first production and ramp up

... with additional potential opportunities...

- Jansen Stages 3 & 4
- Antamina life extension
- Resolution
- Early-stage entry investments

... and creation of more longer term options

- BHP Metals Exploration
- BHP Xplor
- BHP Ventures

Note: FID - Final investment decision.

BMO Global Metals, Mining & Critical Minerals Conference
26 February 2024
5
BHP

Portfolio diversification from an attractive commodity

Jansen will be a modern potash mine, expected to enter the market towards the bottom of the global cost curve[6]

Stage 2 potential for enhanced returns	• Doubles planned potash production capacity to ~8.5 Mtpa • ~US$300 m in potential construction synergies • Expected to deliver IRR of 15 – 18%, higher than anticipated Stage 1 IRR[7]
Modern and efficient design	• ~60% less equipment results in lower costs • Large shafts support low capital intensity expansion options • Modern plant design expected to deliver high recoveries, with lower GHG emissions and water use[8]
Diversified customer base	• Expanded marketing team with presence in all major potash buying regions • Non-binding MOUs signed to cover sales as mine ramps up


GRAHAM

Note: MOU – Memorandum of understanding.

BMO Global Metals, Mining & Critical Minerals Conference
26 February 2024
6
BHP

Copper SA: consolidating a significant resource base

Value already delivered ahead of further asset optimisation. Growth via potential two stage smelter FID in FY26/FY27

Successful integration…

- ✓ Asset President and leadership team established
- ✓ Strong H1 operational performance
- ✓ >US$50 m EBITDA recurring synergies captured ahead of schedule
- ✓ Projects tracking in line with BHP estimates
- ✓ Unlocking potential through development drilling
- ✓ Exploration efforts progressing at Oak Dam and OD Deeps

… pursuing value on multiple fronts, potential pathway to >500 ktpa[9]

Focus areas	Lower transport costs	Lower TC/RCs	U_3O_8 Au More by-products	Improved mining methods	BOS implemented	Resource development

Note: TC/RCs – treatment and refining charges; BOS – BHP Operating System. For further information on OD Deeps refer to slide 25.

BMO Global Metals, Mining & Critical Minerals Conference
26 February 2024
7
BHP

Chilean copper options advancing

A range of growth options being progressed across our copper assets

- **On track for an update in CY24**
- **Studies at Escondida**
  - New concentrator to replace Los Colorados
  - Expansion at Laguna Seca 1 and 2 concentrators
  - Five leaching technologies are under study, in trials or in execution
    - Aim to unlock both resource and latent capacity with leaching
- **Studies at Spence and Cerro Colorado**
  - Sulphide leaching for application at both assets
  - Cerro Colorado moved to temporary care and maintenance with potential for future restart
    - Hypogene sulphide resource of 1,700 Mt @ 0.36% Cu[10]




Illustrative timeline
FY24
FY25
FY26
FY27
FY28
FY29
FY30+[3]
Full SaL leaching at Escondida
Potential leaching options
Potential Escondida new concentrator
Potential restart, Cerro Colorado
Studies
Potential FID
Execution
Targeted first production and ramp up

Note: Cerro Colorado entered temporary care and maintenance in December 2023.

BMO Global Metals, Mining & Critical Minerals Conference
26 February 2024
8

BHP

(33)% (24)% (12)% 0 20 40 60 80 100 Semi soft coking coal Pulverised coal injection Hard coking coal Premium hard coking coal BMA: a leading producer of higher quality met coal 26 February 2024 9 BMO Global Metals, Mining & Critical Minerals Conference Blackwater and Daunia sale delivers tighter, high margin coal portfolio12 Increasing exposure to PHCC… (% of coal product by quality, BHP share) … a higher value product… (Relative price FOB Australia, CY19-23 avg.) Note: PHCC – Premium hard coking coal (includes PLV and PMV products). PHCC index = Platts PLV HCC FOB Qld. BMC – BHP Mitsui Coal; BWM – Blackwater; DNM – Daunia. Discount to PHCC Note: PHCC = 100. … within a growing market (HCC seaborne demand outlook, Mt) Source: Woodmac 10-year Investment Horizon Outlook, November 2023. 44 60 81 9 107 29 33 144 44 126 109 92 0 50 100 150 200 250 2019 2030 2040 2050 India SE Asia Other 55% 64% 86% Pre-BMC sale Post-BMC sale Post-BWM, DNM Premium hard coking coal Hard coking coal Other coal 100 80 60 40 20 0 11

Agile decision making and strategic flexibility World class assets Investment proposition 26 February 2024 10 BMO Global Metals, Mining & Critical Minerals Conference Resilience through the cycle Increasing exposure to future-facing commodities Commitment to Social Value and sustainability A framework for growth with an active pursuit of opportunities Capital Allocation Framework Strong balance sheet Differentiated culture and capability Operational excellence Value and returns Disciplined capital allocation Attractive returns underpinned by operational excellence, capital allocation discipline and social value commitment

BHP

Footnotes 1. Slide 3: FY24 production guidance ranges remain unchanged for all assets, with the exception of BMA which has been lowered to between 23 and 25 Mt (46 – 50 Mt at 100%) excluding Blackwater and Daunia from the expected sale completion date of 2 April 2024. WAIO, Escondida and Spence are expected to be within their respective unit cost guidance ranges at FY24, with BMA unit cost guidance for FY24 increasing to between US$110/t and US$116/t as a result of the lowered production guidance. 2. Slide 3: For more information refer to BHP’s 31 October 2023 news release, available to view on www.bhp.com. 3. Slide 5 and 8: Represents FY30 and the proceeding decade. 4. Slide 5: Illustrative timeline for Chilean copper brownfield options is based on the range of timelines for potential leaching options and potential Escondida new concentrator as shown on slide 8. 5. Slide 5: Timing of Copper South Australia growth options are aligned and subject to approval of the introduction of two-stage smelting at Olympic Dam. 6. Slide 6: First production from Jansen Stage 1 is expected to be delivered at the end of CY26. Jansen Stage 1 is forecast to be first quartile when it reaches full production. 7. Slide 6: Jansen Stage 2 IRR is post-tax, nominal and reflects Argus and CRU prices (Average 2029-2039: US$369/t Argus and US$466/t CRU). The IRR is the expected internal rate of return based on incremental Jansen Stage 2 cashflow across approximately 50-year mine life. 8. Slide 6: Jansen is expected to have ~50% less operational (Scopes 1 and 2) greenhouse gas emissions per tonne of product and use up to ~60% less fresh water compared to average potash mine in Saskatchewan, Canada. 9. Slide 7: Represents our current aspiration for Copper South Australia, and not intended to be a projection, forecast or production target. Includes potential increases in production rates, as well as potential impacts from our exploration program and assets acquired as part of the OZ Minerals acquisition. 10. Slide 8: Refer to the BHP Annual Report 2023 Mineral Resources and Ore Reserves for Cerro Colorado. Resources included in this presentation are produced in accordance with the Australian Securities Exchange (ASX) Listing Rules Chapter 5 and the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, December 2012 (JORC Code) and are not produced in accordance with U.S. rules set forth in S-K 1300. 11. Slide 9: Over 85% of BMA’s products are expected to reference the Premium Hard Coking Coal FOB Australia indices, reflecting the high quality of our metallurgical coal portfolio. 12. Slide 9: The completion of the divestment of Blackwater and Daunia is expected to occur on 2 April 2024. 26 February 2024 BMO Global Metals, Mining & Critical Minerals Conference 12

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: February 26, 2024	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary